大華銀行
UNITED OVERSEAS BANK

03 FEB 11 ... 7:21

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 Fax (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A05/atl

30 January 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

03003877

SUPPL

ACQUISITION OF SHARES IN UOB CENTEK TECHNOLOGY (BEIJING) INVESTMENT CONSULTING CO., LTD

Dear Sir

We enclose a copy of our Announcement dated 30 January 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Enc

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

ACQUISITION OF SHARES IN UOB CENTEK TECHNOLOGY (BEIJING) INVESTMENT CONSULTING CO., LTD

Singapore, 30 January 2003 - United Overseas Bank Limited wishes to announce that its wholly-owned subsidiary, UOB Capital Management Pte Ltd has increased its shareholding in UOB Centek Technology (Beijing) Investment Consulting Co., Ltd from 50% to 100% for a consideration of RMB935,544.08.

Chan

Mrs Vivien Chan
Company Secretary